Exhibit 99.4

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY AND ANY SECURITY ISSUED ON EXERCISE HEREOF MUST NOT TRADE THE SECURITY AND ANY SECURITY ISSUED ON EXERCISE HEREOF BEFORE DECEMBER 1, 2026.

THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES DELIVERABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR U.S. STATE SECURITIES LAWS. BY PURCHASING OR OTHERWISE HOLDING SUCH SECURITIES AND THE SECURITIES DELIVERABLE UPON EXERCISE HEREOF, THE HOLDER AGREES FOR THE BENEFIT OF BITZERO HOLDINGS INC. (THE “COMPANY”) THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE COMPANY; OR (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULES 903 OR 904 OF REGULATION S UNDER THE SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS; OR (C) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS; OR (D) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, PROVIDED THAT, IN THE CASE OF TRANSFERS PURSUANT TO (C) ABOVE, THE HOLDER HAS, PRIOR TO SUCH TRANSFER, FURNISHED TO THE COMPANY AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE COMPANY. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

SPECIAL WARRANT CERTIFICATE

BITZERO HOLDINGS INC.
(existing under the laws of the Province of British Columbia)

No. SW-2026-[●]	[●] Special Warrants

THIS IS TO CERTIFY that, for value received, [●] (the “Special Warrantholder”) is the registered holder of the number of special warrants (the “Special Warrants”) stated above and is entitled to acquire in the manner and at the time, upon and subject to the terms and conditions attached hereto, the number of common shares (the “Shares”) of Bitzero Holdings Inc. (the “Company”) as is equal to the number of Special Warrants represented hereby and a warrant to purchase the number of common shares of the Company (the “Warrants”, and, together with the Shares, the “Underlying Securities”) as is equal to the number of Special Warrants represented hereby (subject to adjustment as set out in the terms and conditions attached hereto), all without payment of any consideration in addition to that paid for the Special Warrants represented hereby. The common shares issuable upon the exercise of the Warrant (the “Warrant Shares”) are issuable at a price of US$5.00 per Warrant Share for a period of five (5) years from the date of issuance of the Special Warrant. The Special Warrants represented by this certificate are issued pursuant to the terms of that certain securities purchase agreement, dated as of July 29, 2026 (the “Securities Purchase Agreement”), by and between the Company and the purchasers thereto.

The Special Warrants have not been registered under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States. The Underlying Securities issued upon the automatic exercise of the Special Warrants, on the terms described in this certificate, will be issued in reliance on an exemption from the registration requirements of the Securities Act and applicable state securities laws. Certificates or other instruments representing Shares and Warrants issued in the United States or to U.S. persons will bear a legend restricting the transfer and exercise of such securities under applicable United States federal and state securities laws. Under the terms of the Securities Purchase Agreement, the Company has agreed to file a registration statement for the resale of the Shares and Warrant Shares. “United States” and “U.S. person” are as defined in Regulation S under the Securities Act.

This Special Warrant Certificate may be signed by .pdf or other electronic means, which will be deemed to be an original, and notwithstanding the date of execution will be deemed to bear the effective date set forth below.

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IN WITNESS WHEREOF the Company has caused this Special Warrant Certificate to be executed by its duly authorized officer as of July 30, 2026.

BITZERO HOLDINGS INC.

Per:
Authorized Signatory

TERMS, CONDITIONS AND INSTRUCTIONS

1.	The Special Warrants represented by this Special Warrant Certificate will be deemed to be exercised at 5:00 pm (New York time) on the date that is the earlier of: (i) the first (1st) business day after the date on which the Company files a prospectus supplement or obtains a receipt from the applicable securities commission(s) in Canada for a final prospectus qualifying the distribution of the Shares and Warrants to be issued upon automatic exercise or deemed exercise of the Special Warrants; and (ii) the date that is four months and a day after the date of issuance of the Special Warrants represented by this Special Warrant Certificate.

2.	The Underlying Securities in respect of which the Special Warrants are exercised will be deemed to have been issued on the date of such deemed exercise, at which time each Special Warrantholder will be deemed to have become the holder of record of such Underlying Securities.

3.	After the deemed exercise of Special Warrants, the Company will as soon as practicable and in any event within one (1) business day of such deemed exercise cause to be issued the appropriate number of Underlying Securities issuable in respect of such Special Warrants, not exceeding those which such Special Warrantholder is entitled to acquire pursuant to the Special Warrants so exercised.

4.	If the Special Warrantholder who acquires Underlying Securities upon the deemed exercise of the Special Warrants is or becomes entitled under applicable law to the remedy of rescission by reason of the prospectus which qualifies the issuance of the Underlying Securities or any amendment thereto containing a misrepresentation, such Special Warrantholder will be entitled to rescission not only of the Special Warrantholder’s exercise of its Special Warrants, but also of the private placement transaction pursuant to which the Special Warrants were initially acquired and will be entitled in connection with such rescission to a full refund from the Company of the consideration paid to the Company on the acquisition of the Special Warrants. If the Special Warrantholder is a permitted or lawful assignee of the interest of the original Special Warrant subscriber, such Special Warrantholder will be entitled to exercise of such rights of rescission and refund as if such Special Warrantholder was the original subscriber. The foregoing right, which is extended by the Company in respect of the Special Warrants evidenced by this Special Warrant Certificate, is in addition to any other right or remedy available to a holder of Special Warrants under applicable securities laws, or otherwise at law, and is subject to the defenses and limitations described under such securities laws.

5.	The rights evidenced by this Special Warrant Certificate are to acquire Underlying Securities as they are presently constituted on the date of this Special Warrant Certificate. If after such date and prior to the exercise of any of the rights evidenced by the Special Warrants, there will be any change in the Underlying Securities of the Company whether by consolidation, sub-division, reclassification, payment of any stock dividends, or otherwise, then an appropriate adjustment will be made in the number of Underlying Securities issuable on exercise of the rights evidenced by this Special Warrant; and if the Company will amalgamate with, consolidate with or merge with or into, or participate in a statutory arrangement or similar reorganization with another Company or entity, any Underlying Securities issuable on exercise of the rights evidenced by this Special Warrant Certificate will be converted into the securities, property, or cash which the holder would have received upon such amalgamation, consolidation, merger, arrangement or reorganization had the Special Warrants been exercised prior to such event becoming effective, subject to the approval of any stock exchanges or regulatory authority having jurisdiction over the Company (if required). Any adjustment contemplated herein will be to the effect that the rights evidenced by this Special Warrant will thereafter be as reasonably as possible equivalent to those originally granted hereby. In accordance with this certificate, the Company will make adjustments as it considers necessary and equitable acting in good faith, subject to any approvals required by any stock exchange or regulatory authority having jurisdiction over the Company. If at any time a dispute arises with respect to adjustments provided for herein, such dispute will be conclusively determined an independent firm of chartered professional accountants mutually agreed by the Company and the Special Warrantholder (or, if the Special Warrants are held by more than one holder, by holders representing a majority of the outstanding Special Warrants). Any such determination, absent manifest error, will be binding upon the Company, the holder of this Special Warrant and shareholders of the Company. The Company will provide such accountants with access to all necessary records of the Company and fees payable to such accountants or auditors will be paid by the Company.

Notwithstanding anything in this Section 5, no adjustment shall be made in the acquisition rights attached to the Special Warrants if the change to the Underlying Securities is being made pursuant to any stock option or stock purchase plan in force from time to time for directors, officers, employees or consultants of the Company or of a subsidiary of the Company.

6.	The holding of the Special Warrants evidenced by this Special Warrant Certificate does not constitute the Special Warrantholder a shareholder of the Company or entitle such holder to any right or interest in respect thereof except as herein expressly provided.

7.	The rights evidenced by this Special Warrant Certificate may be transferred or assigned by the holder, subject to all applicable regulatory and legal requirements and the approval of the Company, by duly completing and executing the Special Warrant Transfer Form attached as Appendix 1 hereto.

8.	If the holder of this Special Warrant is in the United States or a U.S. Person, certificates or other instruments representing the Underlying Securities will bear the following legend:

THE SECURITIES REPRESENTED HEREBY [AND THE SECURITIES DELIVERABLE UPON EXERCISE HEREOF] HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR U.S. STATE SECURITIES LAWS. BY PURCHASING OR OTHERWISE HOLDING SUCH SECURITIES AND THE SECURITIES DELIVERABLE UPON EXERCISE HEREOF, THE HOLDER AGREES FOR THE BENEFIT OF BITZERO HOLDINGS INC. (THE “COMPANY”) THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE COMPANY; OR (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULES 903 OR 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS; OR (C) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS; OR (D) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, PROVIDED THAT, IN THE CASE OF TRANSFERS PURSUANT TO (C) ABOVE, THE HOLDER HAS, PRIOR TO SUCH TRANSFER, FURNISHED TO THE COMPANY AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE COMPANY. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

9.	No fractional Shares will be issued on deemed exercise of the Special Warrants.

10.	This Special Warrant Certificate will be construed in accordance with the laws of the State of New York, without giving effect to conflict of laws principles thereof.

11.	After the automatic or deemed exercise of any of the Special Warrants represented by this Special Warrant Certificate, the Special Warrantholder will no longer have any rights under this Special Warrant Certificate with respect to such Special Warrants, other than the right to receive certificates or other instruments representing the Underlying Securities issuable on the exercise of those Special Warrants, and those Special Warrants will be void and of no further value or effect.

12.	The parties hereto confirm their express wish that this Special Warrant Certificate be drawn up in the English language. Les parties aux présentes confirment leur volonté expresse que le présent certificat de bons de souscription spéciaux d’actions spécial soit rédigé en anglais.

13.	Time will be of the essence hereof.

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APPENDIX 1 TO SPECIAL WARRANT CERTIFICATE
SPECIAL WARRANT TRANSFER FORM

TO: Bitzero Holdings Inc. (the “Company”)

FOR VALUE RECEIVED, subject to receipt of prior written approval of the Company, the undersigned (the “Transferor”) hereby sells, assigns and transfers unto (name)                                                                      (the “Transferee”) of (residential address)                                                                                                                                                                                                                                                                                           ,                     (no. of Special Warrants) Special Warrants registered in the name of the undersigned represented by the within Special Warrant certificate, and irrevocably appoints the Company as the attorney of the undersigned to transfer the said securities on the register of transfers for the said Special Warrants, with full power of substitution.

In the case of a Special Warrant certificate that contains a U.S. restrictive legend, the undersigned hereby represents, warrants and certifies that (check either A or B):

____	(A)	the transfer of the Special Warrants is being completed pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended (the “Securities Act”), in which case the Transferor has delivered or caused to be delivered a written opinion of U.S. legal counsel of recognized standing or other evidence in form and substance reasonably satisfactory to the Company to the effect that the transfer of the Special Warrants is exempt from the registration requirements of the Securities Act; or

____	(B)	the transfer of the Special Warrants is being made outside of the United States in compliance with Rule 904 of Regulation S under the Securities Act.

In the case of a Special Warrant certificate that does not contain a U.S. restrictive legend, if the proposed transfer is to, or for the account or benefit of, a U.S. person or a person in the United States, the undersigned hereby represents, warrants and certifies that the transfer of the Special Warrants is being completed pursuant to an exemption from the registration requirements of the Securities Act and any applicable state securities laws, in which case the Transferor has delivered or caused to be delivered by the Transferee a written opinion of U.S. legal counsel of recognized standing in form and substance reasonably satisfactory to the Company to the effect that the transfer of the Special Warrants is exempt from the registration requirements of the Securities Act.

“United States” and “U.S. person” have the meanings ascribed thereto in Regulation S under the Securities Act.

If transfer is to a U.S. person, check this box.

DATED this            day of                       , 20        .

Signature Guaranteed (only if the Special Warrants are registered in the name of someone other than the Transferor)	(Signature of Transferor) Print full name Print full address

The Special Warrants and the Underlying Securities issuable upon deemed exercise of the Special Warrants shall only be transferable in accordance with applicable laws. Any Underlying Securities acquired pursuant to the Special Warrants shall be subject to applicable hold periods and any certificate representing such Underlying Securities will bear restrictive legends if required under applicable securities laws.